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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Date of Event Requiring Statement (Month/Day/Year)	3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
	Computer Network Technology Corporation		April 6, 2003
	6000 Nathan Lane North (Street)	4.	Issuer Name and Ticker or Trading Symbol	5.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)
			Inrange Technologies Corporation (INRG)		☐ Director ☒ 10% Owner	☐ Officer (give title below) ☐ Other (specify below)
	Plymouth, MN 55442 (City) (State) (Zip)	6.	If Amendment, Date of Original (Month/Day/Year)		See Explanation of Response contained herein
				7.	Individual or Joint/Group Filing (Check Applicable Line)
					☒ Form filed by One Reporting Person ☐ Form filed by More than One Reporting Person

*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table I — Non-Derivative Securities Beneficially Owned

1.	Title of Security (Instr. 4)	2.	Amount of Securities Beneficially Owned (Instr. 4)	3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4.	Nature of Indirect Beneficial Ownership (Instr. 5)

Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 4)	2.	Date Exercisable and Expiration Date (Month/Day/Year)		3.	Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4.	Conversion or Exercise Price of Derivative Security	5.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6.	Nature of Indirect Beneficial Ownership (Instr. 5)

			Date Exer- cisable	Expi- ration Date		Title	Amount or Number of Shares

	Class A Common Stock		Immediately			Class B Common Stock	74,768,333		1 for 1		(I)		(I)

Explanation of Responses:

Computer Network Technology Corporation will purchase the Class B Common Stock upon conversion of the Class A Common Stock noted in this Form 3 pursuant to an Agreement, dated as of April 6, 2003, among SPX Corporation, a Delaware corporation, Computer Network Technology Corporation, a Minnesota corporation and Basketball Corporation, a Delaware corporation and wholly owned subsidiary of Computer Network Technology Corporation (the "Agreement"), a copy of which is attached as Exhibit 99.2 to the Form 8-K filed by Computer Network Technology Corporation on April 7, 2003. Beneficial ownership may arise at this time solely because the current owner of the shares, SPX Corporation (through Domestic Subsidiary Corporation, a wholly owned subsidiary of SPX Corporation) is prohibited from transferring such shares pursuant to the Agreement.

Computer Network Technology Corporation By: /s/ Gregory T. Barnum	April 15, 2003
**Signature of Reporting Person Its Chief Financial Officer	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.